Lincoln Financial Group 150 N. Radnor Chester Rd.
Radnor, PA 19087
Phone: 484-583-8711
Email: sam.goldstein@lfg.com

VIA EDGAR

October 2, 2026

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File No.:	File No. 333-299255
	Funds:	Lincoln Inflation Plus Fund Lincoln U.S. Equity Income Maximizer Fund (each a “Fund” collectively, the “Funds”)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (“Securities Act”), the Trust, hereby requests the withdrawal of the below Joint Proxy Statement/Prospectus and Statement of Additional Information on Form N-14.

The below filing was duly submitted via EDGAR and accepted by the Securities and Exchange Commission (the “SEC”) on the date shown below. The filing will be resubmitted today with an updated filing date on the facing sheet.

Date Filed	Submission Type	Accession Number
October 2, 2026	N-14	0001193125-26-410881

Please contact me at the number indicated above with any questions regarding this application for withdrawal.

Very truly yours,

/s/ Christian Pfeiffer
Christian Pfeiffer, Esq.
Senior Counsel – Funds Management

cc:	Paul Chryssakos, Esq.

Christina Pron, Esq.

Stacey Angel

Teriana Griggs

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